NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the three months ended March 31, 2004.

This MD&A is prepared as of May 28, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2 Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Gold-Copper-Molybdenum Project. The Pebble property is located 380 kilometres southwest of Anchorage, Alaska.

Northern Dynasty is acquiring the Pebble Project via two options from Teck Cominco American Incorporated (“Teck Cominco”), and by way of an October 2001 assignment agreement with Hunter Dickinson Group Inc. ("HDGI"), a non-arms-length party. Northern Dynasty was assigned an 80% interest in the two Teck Cominco options, with the right to acquire a 100% interest. The first option enables Northern Dynasty to purchase the 36 claims covering the Pebble deposit (the “Resource Lands”) by paying Teck Cominco US$10 million in cash or shares with the same cash equivalency prior to November 30, 2004, and purchasing the 20% HDGI interest in shares at its independently appraised value. Northern Dynasty also has the right under a second option to earn a 50% interest in the surrounding “Exploration Lands” by purchasing the Resource Lands under the first option and completing 60,000 feet of drilling (43,016 feet have been completed to date) on the Exploration Lands before November 30, 2004. When the required drilling is completed, Teck Cominco can elect to either match the Company’s future expenditures by forming a 50:50 joint venture or sell its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million and a 5% net profits interest.

The Pebble property hosts a large, northeast-trending mineralized system defined by an 89 square kilometre Induced Polarization (“IP”) chargeability anomaly that is associated with a multi-phase intrusive complex. The large Pebble porphyry gold-copper-molybdenum deposit is situated in the northeastern part of the sulphide system. In addition, several other discoveries, including a new porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn, and several high-grade gold veins were identified within the sulphide system to the southwest of the Pebble deposit through drilling by Northern Dynasty in 2002. In 2003, Northern Dynasty drilled 58 holes, totalling 19,729 m, in the Pebble deposit and nine other holes, totalling 1,987 m, to test four other prospective zones on the property.

The Company commissioned Norwest Corporation to estimate the mineral resource of the Pebble deposit after the 2003 program. The independent qualified person for the estimate is John Nilsson, P.Eng. The estimated inferred mineral resource for the Pebble deposit is 2.74 billion tonnes grading 0.55% copper-

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

equivalent (0.30 g/t Au, 0.27% Cu and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent11), containing 26.5 million ounces of gold and 16.5 billion pounds of copper. The higher-grade portion is estimated to be 435 million tonnes grading 0.49 g/t Au, 0.42% Cu and 0.021% Mo, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent1.

Based on these positive results, Northern Dynasty has planned extensive work programs, designed to collect the necessary engineering, environmental and socio-economic data for the completion of a bankable feasibility study and application for permits for a large-scale open pit mine, and its associated infrastructure. The programs encompass extensive drilling to delineate measured and indicated resources, collect data and material for geotechnical, metallurgical and hydrological testing and design, and explore new zones and targets. The Company has engaged a qualified team of project personnel and consultants to advance the project, at a planned overall budget in excess of US$20 million.

Work began in the first quarter with project planning, including an assessment of drill spacing to establish measured and indicated resources by independent consultants Roscoe Postle and Associates, as well as for site engineering and environmental work. Phase 1 of the investigations for a tailing facility were initiated at site in March and continued into April 2004. Overburden sampling was carried out in March and April and geotechnical drilling began in April.

Other Properties

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $650,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company has earned its working interests, Taseko has the right to purchase their interests at 110% in cash or in common shares of Taseko (at Taseko's option). If Taseko elects to issue common shares, the common shares to be issued upon exercise will be valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange. During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000. In the first quarter of fiscal 2004, Taseko exercised its right to purchase the interests by issuing 256,272 Taseko common shares to Northern Dynasty. This issuance is subject to regulatory approvals.

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

__________________________

1 Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, with the gold price averaging approximately US$402/oz in the year to date. The copper price also increased, averaging US$0.81/lbin 2003 and approximately US$1.26/lb in the first five months of 2004.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2003	2002	2001
Current assets	$3,670,609	$682,336	$2,584,833
Other assets	12,037	2,813	3,534
Total assets	3,682,646	685,149	2,588,367

Current liabilities	429,722	186,288	768,544
Shareholders’ equity	3,252,924	498,861	1,819,823
Total shareholders’ equity & liabilities	3,682,646	685,149	2,588,367

Working capital	3,240,887	496,048	1,816,289

Expenses
Conference and travel	80,019	55,856	20,233
Depreciation	3,832	721	286
Exploration	5,501,729	4,329,936	1,168,394
Legal, accounting and audit	29,977	45,518	43,823
Office and administration	521,557	480,987	211,913
Property investigations	–	–	99,159
Shareholder communication	578,476	164,031	6,944
Trust and filing	39,125	24,768	12,763
Foreign exchange loss (gain)	(62,206)	37,655	(7,876)
Gain on disposal of equipment	(3,403)	–	–
Interest income	(64,709)	(26,979)	(100,755)
Exploration - stock-based compensation	426,178	–	–
Stock-based compensation	1,248,886	–	–
Loss for the period	8,299,461	5,112,493	1,454,884

Basic and diluted loss per share	$(0.35)	$(0.41)	$(0.20)

Weighted average number of common shares outstanding	23,386,208	12,562,113	7,448,167

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

Expenses in the first quarter of fiscal 2004, excluding stock-based compensation, foreign exchange, and interest, decreased to $1,686,044, as compared to $2,158,828 incurred in the fourth quarter of fiscal 2003 and $236,848 in the first quarter of 2003. Exploration expenses, excluding stock-based compensation, for the quarter ended March 31, 2004 were $1,307,611 as compared to $2,000,836 for the fourth quarter of 2003. The decrease was primarily as a result of higher site activities during the last quarter of 2003. Drilling continued into November 2003, whereas site work for 2004 began near the end of the first quarter in March.

Exploration costs increased in the first quarter of fiscal 2004 compared to the same quarter of 2003. The main exploration expenditure during the quarter was for engineering (2004 - $578,504; 2003 - $31,713) for program planning and initiation of metallurgical test work. Other significant exploration costs were (2004 - $161,390; 2003 - $nil) for drilling, (2004 - $158,080; 2003 - $35,223) for geological wages for planning the drill program, and site activities (2004 - $66,639; 2003 - $11,379). Work at site began in May in 2003 and in March in 2004.

Office and administration costs increased from $55,941 spent in the first quarter of the 2003 fiscal year to $135,957 in the first quarter of the 2004 fiscal year. Shareholder communication expenses increased from $28,167 spent in the first quarter of 2003 to $192,810 in fiscal 2004, reflecting increased corporate and investor relations activities resulting from the increased activity of the Company.

Stock-based compensation of $2,436,617 was charged to operations during the first quarter of 2004, compared to $1,675,064 in the fourth quarter of 2003 and $nil in the first quarter of 2003. No share purchase options were granted during the period, and the increase in stock-based compensation expense is related solely to the increased stock price of the Company during the quarter. Stock price is a major component of the value of stock-based compensation for unvested grants to non-employees.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2004	2003	2003	2003	2003	2002	2002	2002
Current assets	$24,781	$3,671	$5,386	$971	$469	$682	$66	$1,429
Other assets	33	12	4	5	3	3	3	3
Total assets	24,814	3,683	5,391	976	472	685	69	1,432

Current liabilities	631	430	843	386	31	186	143	214
Shareholders’ equity	24,183	3,253	4,548	590	441	499	(75)	1,218
Total shareholders’ equity and
liabilities	24,814	3,683	5,391	976	472	685	69	1,432

Working capital	24,150	(1,302)	3,958	147	438	574	(1,292)	(1,034)

Expenses
Conference and travel	32	35	14	24	6	22	13	13
Depreciation	2	3	1	1	–	–	–	–
Exploration	1,308	2,001	2,000	1,363	138	737	1,426	1,456
Legal, accounting and audit	3	8	7	15	1	24	–	18
Office and administration	136	53	188	225	56	104	104	211
Shareholder communication	193	57	395	99	28	98	18	27
Trust and filing	13	3	5	24	8	4	4	6
Subtotal	1,686	2,159	2,609	1,750	237	989	1,564	1,730
Foreign exchange loss (gain)	10	(11)	(16)	(32)	(4)	3	12	20
Gain on disposal of equipment	–	–	(3)	–	–	–	–	–
Interest income	(68)	(26)	(34)	(2)	(2)	–	(2)	(16)
Subtotal	1,628	2,122	2,556	1,716	231	992	1,574	1,734
Exploration - stock-based
compensation	972	426	–	–	–	–	–	–
Stock-based compensation	1,465	1,249	–	–	–	–	–	–
Loss for the period	4,065	3,797	2,556	1,716	231	992	1,574	1,734

Basic and diluted loss per share	$(0.13)	$(0.14)	$(0.11)	$(0.10)	$(0.01)	$(0.06)	$(0.12)	$(0.14)

Weighted average number of
common shares outstanding	32,359	23,386	20,695	17,635	16,978	12,562	12,010	11,286

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

At March 31, 2004, the Company had working capital of approximately $24.2 million, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Pebble project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

On March 16, 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each, for net proceeds of $21.9 million. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005.

At March 31, 2004, Northern Dynasty had working capital of $24.2 million, as compared to $3.2 million at the end of fiscal 2003 year. Working capital increased as a result of the March 2004 $21.9 million private placement and $644,233 received in cash from the exercise of options and warrants during the period. Northern Dynasty had 35,107,102 common shares issued and outstanding at the end of the quarter.

The Company had no commitments for material capital expenditures as of March 31, 2004.

In November 2001, the Company entered into an agreement with Teck Cominco American Incorporated ("Teck Cominco") to acquire the rights to two options respecting its Pebble property in southwestern Alaska. Pursuant to this agreement, the Company can elect to (a) purchase the 36 claims (the "Resource Lands") covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) purchase the 20% interest held by Hunter Dickinson Group Inc. (“HDGI”), a private corporation with certain directors in common with the Company, in shares at its independently appraised value. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet of drilling on the Exploration Lands before November 30, 2004. Accordingly, the Company will use its capital primarily to continue to conduct a drilling program on the Pebble property and possibly to purchase the Resources Lands from Teck Cominco. This is more fully described in note 5 of the accompanying financial statements.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Northern Dynasty reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $313,270 in the first quarter of fiscal 2004, as compared to $308,958 in the previous quarter and $110,856 in the first quarter of 2003. The variances are due to the level of activity of the Company.

During the three months ended March 31, 2004, the Company paid $25,000 to a private company controlled by Brian Mountford, a director, for engineering and project management services billed at market rates.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Stock based compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' Handbook section 3870 entitled, “Stock-based Compensation and Other Stock-based Payments”. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of shares, or call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation costs are required to be recorded for all other stock-based employee compensation awards; however the Company

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

is permitted to, and has elected to, account for these records using the fair value based method and include these costs in operations.

Consideration paid by employees on the exercise of share purchase options, and the corresponding amount which was credited to contributed surplus, is recorded as share capital upon exercise.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company’s share purchase option plan when options were granted. Any consideration paid by those exercising share purchase options was credited to share capital upon receipt.

The new Recommendations have been applied prospectively. The adoption of the new standard has resulted in no changes to amounts previously reported.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	capitalized or expensed exploration and development costs; The required disclosure is presented in note 6 of the accompanying financial statements.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs; Not applicable.

(d)	general and administration expenses; and The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d); None.

NORTHERN DYNASTY MINERALS LTD. THREE MONTHS ENDED MARCH 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

		Exercise
	Expiry date	price	Number	Number
Common shares				35,185,268

Share purchase options	December 20, 2004	$0.50	38,834
	May 9, 2005	$0.75	75,000
	July 29, 2005	$0.94	50,000
	July 29, 2005	$1.18	10,500
	July 29, 2005	$2.35	315,000
	September 19, 2005	$2.30	7,500
	November 30, 2005	$5.00	1,514,334
	November 30, 2005	$5.05	38,000	2,049,168

Warrants	June 12, 2004	$0.90	6,944,445
	January 14, 2005	$0.60	30,000
	March 16, 2005	$9.00	1,375,000	8,349,445

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the accompanying unaudited quarterly financial statements to which this MD&A relates.